


03054814

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 16549

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BORST INVESTMENT PLANNING SERVICES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2301 GILLIONVILLE RD
(No. and Street)

ALBANY (City) GEORGIA (State) 31707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS F BORST 229-883-1135
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SULLIVAN GROUP P.C.
(Name — *if individual, state last, first, middle name*)

1809 GILLIONVILLE RD (Address) ALBANY (City) GEORGIA (State) 31707 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS F. BORST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BORST INVESTMENT PLANNING SERVICES INC, as of APRIL 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

FINANCIAL STATEMENTS
April 30, 2002 and 2001

SULLIVAN GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1809 GILLIONVILLE ROAD
ALBANY, GEORGIA 31707
(912) 883-4737
FAX (912) 434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 14, 2002

To the Board of Directors
Borst Investment Planning Services, Inc.
Albany, Georgia

Gentlemen:

We have examined the balance sheet of Borst Investment Planning Services, Inc., as of April 30, 2002 and 2001, and the related statements of income, retained earnings and cash flow for the years then ended and the accompanying supplementary information contained in the attached schedules. Our examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedure as we considered necessary in the circumstances in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

Our examination and tests also covered information contained in the Form X-17a-5, Part 11a, and supporting statements and schedules, for the years ended April 30, 2002 and 2001.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the balance sheet and related statements of income, retained earnings and cash flow presents fairly the financial position of Borst Investment Planning Services, Inc. at April 30, 2002 and 2001, and the results of its operations and changes in its financial position and principles applied on a consistent basis.



SULLIVAN GROUP, P.C.
Albany, Georgia

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

BALANCE SHEET
April 30, 2002 and 2001

ASSETS	2002	2001
Current Assets		
Cash in Bank	$ 39,192	$ 53,609
Accounts Receivable	1,567	268
Total Current Assets	40,759	53,877
Fixed Assets:		
Furniture and Fixtures	3,401	3,401
Less Accumulated Depreciation	3,401	3,401
Total Fixed Assets	-	-
TOTAL ASSETS	$ 40,759	$ 53,877

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
Current Liabilities:		
Accounts Payable	$ -	$ -
Payroll Taxes	-	-
Income Taxes Payable	-	1,187
Total Current Liabilities	-	1,187
Shareholders' Equity:		
Capital Stock (300 Shares issued and Outstanding $ 10 par value)	3,000	3,000
Paid-In Surplus	1,947	1,947
Retained Earnings	35,812	47,743
Total Shareholders' Equity	40,759	52,690
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 40,759	$ 53,877

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF INCOME AND EXPENSE
For The Year Ended April 30, 2002 and 2001

	2002	2001
Income:		
Commissions	$ 206,991	$ 273,622
Miscellaneous	183	321
	207,174	273,943
Expenses:		
Office	7,617	8,003
Repairs & Maintenance	-	-
Dues & Subscriptions	1,954	1,942
Insurance	17,571	15,704
Office Rent	1,577	1,681
Telephone	2,727	2,929
Professional Fees	1,350	10,940
Equipment Rent	1,200	1,200
Commissions	65,000	74,000
Education	-	215
Cont Education	45	-
Travel & Conventions	-	771
Taxes & Licenses	6,332	8,942
Supplies	10,731	-
Employee Benefit	13,092	17,730
Salaries	87,280	112,600
Vehicle Expense	2,629	11,631
	219,105	268,288
Net Operating Profit (Loss)	(11,931)	5,655
Less Provision for Income Taxes	-	848
Net Profit (Loss)	(11,931)	4,807
Retained Earnings, Beginning	47,743	42,936
Retained Earnings, Ending	$ 35,812	$ 47,743

See Accompanying Notes and Accounts' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CASH FLOW
For The Fiscal Years Ended April 30, 2002 and 2001

	2002	2001
Cash Flow From Operation		
Net Income (Loss)	$ (11,931)	$ 4,807
Add (deduct) Items not affecting cash		
Increase in Accounts Receivable	(1,299)	1,234
Decrease in Taxes	(1,187)	(1,560)
Net Cash Flow Provided by Operation	(14,417)	4,481
Cash Flow From Financing Activities	-	-
Net Increase (Decrease) in Cash	(14,417)	4,481
Beginning Cash	53,609	49,128
Ending Cash	$ 39,192	$ 53,609

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICE, INC.
Albany, Georgia

NOTES TO FINANCIAL STATEMENTS

Note 1- Significant Accounting Policies

Accounting Method

Income is accounted for in accordance with the accrual method both for financial reporting and income tax reporting purposes.

Property and Equipment

Property and equipment in use are shown at cost and are depreciated over their estimated useful lives in accordance with the straight-line method both for financial reporting and income tax reporting purposes.

Repairs, maintenance and minor renewals are expensed in the year in which incurred. Expenditures for property, equipment renewals and betterment normally are capitalized.

SUPPLEMENTAL DATA

SULLIVAN GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1809 GILLIONVILLE ROAD
ALBANY, GEORGIA 31707
(912) 883-4737
FAX (912) 434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 14, 2002

We have examined the financial statements of Borst Investment Planning Services, Inc., for the period May 1, 2001, to April 30, 2002, and have issued our report thereon dated May 14, 2002. As part of our examination, we made a study and evaluation of the system and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and certain other practices and procedures followed by the client.

The company is exempt for compliance with Rule 15c3-3. During the course of our audit, no facts came to our attention that the condition for exemption had not been compiled with during the period. The company does not maintain customers' accounts or handle securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The management of Borst Investment Planning Services, Inc. is responsible for establishing and maintaining a system of internal accounting controls. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost control procedures.

The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition and that executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph does not disclose all material in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Borst Investment Planning Services, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Sincerely yours,



SULLIVAN GROUP, P.C.
Albany, Georgia

SULLIVAN GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1809 GILLIONVILLE ROAD
ALBANY, GEORGIA 31707
(912) 883-4737
FAX (912) 434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 14, 2002

No material inadequacies were found to have existed since the date of the previous audit as required by paragraph (5) of Rule 17a-5.

There were no creditors and therefore there was no need to include a statement of Changes in Liabilities.

There were no material differences in the computation of net capital on the most recent focus report and the financial statements. The only difference being in the timing of the recognition of some income and expense.

The additional references are solely for the company's filing requirement pursuant to Rule 17a-5 and are not intended for any other purpose.

Sincerely yours,



SULLIVAN GROUP, P.C.
Albany, Georgia

SIPC-3
(11-REV 5/88)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

8 16549 APR NASD 85 8/8/71
BORST INVESTMENT PLANNING
SERVICES, INC.
1316 DAWSON ROAD
ALBANY, GA. 31707-3854

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Thomas F. Borst (912)883-1135

certifies that during the year ending ~~December 31, 19__~~ October 31, 1994 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☒ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Complete: ______

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 10 day of November, 19 94

Borst Investment Planning Serv., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.
Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC-3
(11-REV 9/88)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

8 16549 APR NASD 85 8/8/71
BORST INVESTMENT PLANNING
SERVICES, INC.
1316 DAWSON ROAD
ALBANY, GA. 31707-3854

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Thomas F. Borst (912)883-1135

certifies that during the year ending ~~December 31, 19~~ October 31, 1994 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [X] (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- [ ] (ii) the sale of variable annuities;
- [X] (iii) the business of insurance;
- [ ] (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

Dates: ______ (Postmarked) ______ (Received) ______ (Reviewed)

Complete: ______

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 10 day of November, 19 94

Borst Investment Planning Serv., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CHANGES IN OWNER EQUITY
For The Year Ended April 30, 2002 and 2001

	2002	2001
Beginning Balance	$ 47,743	$ 42,936
Add:		
Net Profit (Loss)	(11,931)	4,807
Ending Balance	$ 35,812	$ 47,743

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF NET CAPITAL COMPUTATION
April 30, 2002

ASSETS

Allowable Assets:		
Cash	$ 39,192	
Accounts Receivable - Broker Dealers	-	
Accounts Receivable - Broker Customers	-	
Non-Allowable	-	39,192
Accounts Receivable	1,567	
Office Equipment - Net	-	1,567
TOTAL ASSETS		$ 40,759

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Taxes Payable	-	-
Owner's Equity:		
Common Stock	3,000	
Paid-In Surplus	1,947	
Retained Earnings	35,812	40,759
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 40,759
Total Owner's Equity		$ 40,759
Less:		
Non-Allowable Assets		-
NET CAPITAL		$ 40,759

The difference between this computation and the most recent Focus Report is due to timing difference in the recognition of income and some related expense.